MAKE LOVE NOT PORN, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2025

MAKE LOVE NOT PORN, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Bauman + Krasnoff LLP
Certified Public Accountants

555 Eighth Avenue
New York NY 10018
Tel 212 760 1100
Fax 212 760 1122
Email bk@bkcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To Management
Make Love Not Porn, LLC
New York, New York

We have reviewed the accompanying financial statements of Make Love Not Porn, LLC (Partnership), which comprise the balance sheet as of December 31, 2025 and the related statements of income and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principals generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The Company financial statements have been prepared assuming that the company will continue, as a going concern. As discussed in note 2 of the financial statements. The Company has suffered recurring losses from operations that raises substantial doubt in its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2 on the financial statement. The financial statement does not include any adjustments that may result from the outcome of this uncertainty.

Bauman & Krasnoff LLP
Bauman + Krasnoff LLP
March 13, 2026

MAKE LOVE NOT PORN, LLC
BALANCE SHEET
December 31, 2025

<u>ASSETS</u>

Current Assets

Cash		$ 61,734

Property and Equipment

Furniture and Fixtures	8,156	
Trademark	325	
Leasehold Improvements	595,025	
	603,506	
Accumulated Depreciation	(471,798)	
		131,708

Other Assets

Loan Receivables - Cindy Gallop Inc.		191,786

Total Assets		$ 385,228

<u>LIABILITIES AND MEMBERS' EQUITY</u>

Current Liabilities

Credit Card Payable		$ 70,614

Other Liabilities

Loan Payable - Lucinda Gallop	299,097	
Loan Payable - IfWeRanTheWorld	(19,461)	
Loan Payable - MassPay	(14,375)	
Eutopia Ventures LLC	200,000	
John Allison	99,707	
Jonathan Lee Sanchez	25,000	
Anne Devereux	25,000	
Russell Newton	200,000	
Miss Joana Picq	10,000	
Amy Kunrojpanya	100,000	
WeFunder	425,846	
Total Other Liabilities		1,350,814

Members' Equity

Equity - Jam Tomorrow	29,148	
Equity - Lucinda Gallop	(746,116)	
Equity - Corey Innis	(43)	
Equity - Eunice Chase	(43)	
Net Income	(319,146)	
Total Members' Equity		(1,036,200)

Total Liabilities and Members' Equity		$ 385,228

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF INCOME
For the year ended December 31, 2025

Revenues		$ 939,184
Operating Expenses		
Bank Charges	2,273	
Contributions	-	
Contract Workers	19,102	
Depreciation	40,026	
Domain Costs	1,728	
Dues and Subscriptions	21,956	
Filing Fees	-	
Hosting	2,489	
Gifts	-	
Interest Expense	11,939	
Marketing/Advertising Expense	33,090	
Meals and Entertainment	-	
Merchant Account Fees	141,819	
Office Expenses	833	
Office Supplies	54	
Outsourced Service	619,928	
Professional Fees	45,739	
Rent Expense	-	
Royalties	225,904	
Tech Development	91,450	
Telephone Expense	-	
Travel Expense	-	
Video Streaming	-	
Total Operating Expenses		1,258,330
Net Operating Loss		(319,146)
Other Income		-
Net loss		$ (319,146)

See accountant's review report and notes to financial statements.

MAKE LOVE NOT PORN, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

Cash Flow from Operating Activities		
Net Loss	$	(319,146)
Adjustments to reconcile net income		
to net cash used by operating		
activities		
Depreciation and Amortization		40,026
Changes in operating assets and liabilities:		
Loan Receivables (Cindy Gallop Inc)		18,933
Retainage		-
Deferred Interest		-
Security Deposit		-
Accounts Payable		-
Credit Card Payable		(10,829)
Garnishment Payable		-
Net Cash Used		
By Operating Activities		(271,017)
Cash Flows from Investing Activities		
Purchase of Equipment and Vehicles		-
Net Cash Used		
By Investing Activities		-
Cash Flows from Financing Activities		
Loan Payable		-
Loan Members		276,208
Distributions		-
Net Cash Provided		
By Financing Activities		276,208
Net Increase in Cash		5,191
Cash at beginning of year		56,542
Cash at end of year	$	61,733
Supplemental Information		
Interest paid	$	-
Income tax paid	$	-

See accountant's review report and notes to financial statements.

1. Summary of Significant Accounting Policies

Business Activity
Make Love Not Porn, LLC (a Partnership) was incorporated in August, 2011 in Delaware. The Company is an online information service company which specializes in personal relationships.

Cash
Cash includes cash on hand and cash in checking accounts. The Corporation maintains its bank deposits with high credit financial institutions. At times, such deposits may be in excess of federally insured limits. The Corporation has not experienced any losses on such amounts.

Accounts Receivable
Accounts receivable are recorded at their estimated realizable value, after reduction for an allowance for estimated uncollectible accounts. The allowance for uncollectible accounts is determined primarily through specific identification and evaluation of significant past due amounts, supplemented by an estimate applied to the remaining balance of past due accounts, which is based on historical experience. Accounts are deemed past due when payment has not been received within the stated time period. The Company reviews individual past due amounts periodically and writes off amounts for which all collection efforts are deemed to have been exhausted. At December 31, 2025, an allowance for doubtful accounts is not provided since, in the opinion of management, all accounts recorded on the books are deemed collectible.

Property and Equipment
Property and equipment are stated at cost. Significant additions and improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is calculated using accelerated methods over the estimated useful lives (5 to 7 years) of the related assets. Leasehold improvements are amortized over the lives of the respective assets.

Loan Receivables
Loan Receivables - Cindy Gallop Inc is a non interest bearing demand note receivable from an affiliated company.

Loan Payables
Loan Payable - Lucinda Gallop is a non interest bearing demand note payable from a member.
Loan Payable - IfWeRanTheWorld is a non interest bearing demand note payable from an affiliated company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

As a Limited Liability Company, the company's taxable income or loss is allocated to member's in accordance with the operating agreement. Therefore, no provisions or income taxes has been included in the financial statements.

The company evaluates it's tax positions that had been taken or are expected to be taken on income tax returns to determine if an accrual is necessary or uncertain tax positions. As of December 31, 2025, the unrecognized tax benefit accrual was zero. The Company will recognized future accrued interest and penalties related to unrecognized tax benefits in income tax expenses if incurred.

2.Going Concern

The company has suffered financial losses for a number of years. Management has always been able to procure capital infusions to finance the annual financial losses. Management is currently looking for other sources of capital to finance current operations. Should management not be able to procure such financing the company is at risk of being a going concern.